As filed with the Securities and Exchange Commission on December 7, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934

Global Equity Long/Short Master Fund
(Name of Subject Company (Issuer))

Global Equity Long/Short Master Fund
(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark Vannoy
Morgan Creek Capital Management LLC
301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517
(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Bibb L. Strench, Esquire
Seward & Kissel LLP
1200 G Street, N.W., Suite 350
Washington, D.C. 20005

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$7,000,000 (a)	$802.20 (b)
(a)	Calculated as the estimated aggregate maximum purchase price for the shares of beneficial interest in an amount up to 10% of the net asset value of the Issuer as of March 31, 2012.
(b)	Calculated as the Transaction Valuation multiplied by .00011460
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Global Equity Long/Short Master Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof in an amount up to 10% of the Fund’s net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 7, 2011 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

The Fund is structured as a “master” fund, and the Fund’s feeder funds invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure. The Fund’s feeder funds, which consist of an offshore fund, which transferred its assets to the Fund and Morgan Creek Global Equity Long/Short Fund and Morgan Creek Global Equity Long Short Institutional Fund, which are registered closed-end investment companies (collectively, the “Feeder Funds”), are simultaneously tendering for their own shares.

The Fund is tendering for its own Shares. The Fund will repurchase Shares equivalent in value to the value of the units and interests in the Feeder Funds tendered to the Feeder Funds by their investors.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2.  Issuer Information.

(a)           The name of the issuer is Global Equity Long/Short Master Fund.  The principal executive office of the Fund is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, and the telephone number is (919) 933-4004.

(b)           The title of the securities that are the subject of the Offer is “Shares” or portions thereof in the Fund.  As of the close of business on October 3, 2011, the net asset value of the Fund was $70,050,000.

(c)           There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Agreement and Declaration of Trust of the Fund dated as of August 16, 2010, and By-Laws of the Fund as of August 16, 2010 (the “Governing Documents”).

Item 3.  Identity and Background of Filing Person.

(a)           The name of the filing person is Global Equity Long/Short Master Fund.  The Fund’s principal executive office is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The adviser of the Fund is Morgan Creek Capital Management LLC (the “Adviser”).  The principal executive office of the Adviser is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The Fund’s Manager is Mark W. Yusko.  His address is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517.

(b)-(d)     Not applicable.

Item 4.  Terms of the Transaction.

(a)(1)

(i)     The Fund is seeking tenders for Interests having an aggregate net asset value on November 30, 2011 not to exceed $7,000,000 (the “Offer”).

(ii)     For each Shares tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the “NAV”) calculated on March 31, 2012, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2011 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit B and Exhibit C, respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)     The Offer is scheduled to expire on 12:00 midnight, Eastern Standard Time, on December 27, 2011, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)     Not applicable.

(v)     Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)     Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)     Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)     Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)     Reference is hereby made to the Cover Page and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)     Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)     Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)     Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)     Not applicable.

(b)     The Fund does not expect affiliates of the Fund to tender to the Fund, through the Fund’s offshore feeder fund, in response to the Offer. As set forth in the Fund’s Registration Statement, the predecessor to the Fund contributed its assets to the Fund. Shares reflecting ownership of those assets are held by the offshore feeder fund in which affiliates of the Fund own beneficial interests. The Offer is available equally to the Feeder Funds on the same terms.

(c)- (f)     Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)           Not applicable.

(e)           The Fund’s Prospectus dated October 3, 2011 (the “Prospectus”), and the Governing Documents, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees of the Fund has the discretion to determine whether the Fund will purchase Shares from investors who subscribed for Shares and were admitted to the Fund (“Shareholders”) from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, in March, June, September and December.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any person controlling the Fund or controlling the Adviser or any member of the Board of Trustees; and (ii) any person, with respect to Shares.  However, the Governing Documents provide that the Fund will be dissolved if Shares of any Shareholder that has submitted a written request in accordance with the terms of the Governing Documents to tender all of its Shares for repurchase by the Fund have not been repurchased within a period of two years of the request.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)     Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)     Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)     Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a private offering, from time to time, of its Shares. The Fund is a “master” fund in which the Feeder Funds invests all their assets. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s Governing Documents or other actions that could impede the acquisition of control of the Fund.

Item 7.       Source and Amount of Funds or Other Considerations.

(a)-(d)     Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.  Interest in Securities of Issuer.

(a)           Based on November 30, 2011, values, Morgan Creek Opportunity Offshore Fund, Ltd. owns approximately $70,050,000 of Shares, representing approximately 99% of the outstanding Shares.

(b)           Other than acceptance of subscriptions for Shares as of August 27, 2010, there have been no transactions involving Shares during the past 60 business days by the Fund, the Adviser or any person controlling the Fund or the Adviser.

Item 9.  Persons/Assets, Retained, Employees, Compensated or Used.

(a)           No persons have been employed or retained or are to be compensated by the Fund to make any solicitations or recommendations in connection with the Offer.

(b)           Not applicable.

Item 10.  Financial Statements.

(1) Because the Fund has been offering Shares only since October 3, 2011, the Fund has not prepared and furnished to Shareholders financial statements pursuant to Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and has filed financial statements with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

Item 11.  Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer to Purchase, attached hereto as Exhibit B.

Item 12.  Exhibits.

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL EQUITY LONG/SHORT MASTER FUND

/s/ Mark W. Yusko
Name: Mark W. Yusko
Title:  President

Dated: December 7, 2011